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                              October 12, 2023

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-271474

       Dear Shuang Wu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Cover Page

   1. We note your statement that you are not required to submit an application to the CSRC for its approval of this
offering and the listing and trading of your Ordinary Shares with
                                                        Nasdaq under the M&A
Rules, while you will nevertheless have to file with the CSRC in accordance with the
Trial Administrative Measures with respect to this offering. Please revise to expressly
state whether this offering requires CSRC approval under the Trial
                                                        Administrative
Measures.
       Interim Financial Statements, page F-29

   2. Your audited financial statements are currently older than 12 months and this is an initial public offering of your
ordinary shares. Accordingly, please update your financial
 Shuang Wu
WORK Medical Technology LTD
October 12, 2023
Page 2
      statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4. In addition, please have your independent accounting firm provide an updated consent as Exhibit 23.1.
Note 12. Related Party Transactions, page F-43

3. We have reviewed your response to prior comment 5. Please clarify whether the compensation to your CEO and CFO has been recorded in your financial statements. If no amount has been recorded, please revise your financial statements to include compensation or explain why a revision is not necessary.
       Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

FirstName LastNameShuang Wu                               Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameWORK Medical Technology LTD
                                                          Services
October 12, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName